

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Richard D. White
Chief Financial Officer
Diodes Incorporated
4949 Hedgcoxe Road, Suite 200
Plano, TX 75024

> **Re:** **Diodes Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 002-25577**

Dear Mr. White:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Liquidity and Capital Resources, page 47

1. We see on page 82 that your U.S. operations have historically generated net losses and on page 85 that the undistributed earnings of your foreign subsidiaries have grown by $119 million to $430 million as of December 31, 2013. Please quantify for us the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please also tell us your consideration of providing enhanced liquidity disclosures to describe these amounts that would be subject to potential repatriation of undistributed earnings taxes to illustrate that some cash and investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note 11 – Income Taxes, page 82

2.   We note a $10.2 million increase in unrecognized tax benefits related to additions for prior year tax positions. Please describe for us in greater detail the significant components of this increase in unrecognized tax benefits. Please also describe whether this increase relates to the tax audit by the Chinese tax authorities discussed on page 45. In this regard, please tell us how you have concluded that no other major jurisdictions outside the U.S. are required to be disclosed under FASB ASC 740-10-50-15(e).

Note 15 – Segment Information and Enterprise-Wide Disclosures, page 95

3.   Please tell us how you have concluded that you are not required to report revenues for each product and service or each group of similar products and services in accordance with FASB ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard D. White
Diodes Incorporated
August 14, 2014
Page 3

You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief